EXHIBIT 99.1

FirstService Announces Normal Course Issuer Bid

TORONTO, June 5, 2008 (PRIME NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) ("FirstService") announced today that the Toronto Stock Exchange (the "TSX") has accepted a notice filed by FirstService of its intention to make a normal course issuer bid (the "NCIB") with respect to its outstanding subordinate voting shares (the "Subordinate Voting Shares") and 7% cumulative preference shares, series 1 (the "Preferred Shares"). A similar notice has also been filed with the Ontario Securities Commission.

The notices provide that FirstService may, during the 12 month period commencing June 7, 2008 and ending June 6, 2009, purchase through the facilities of the TSX or Nasdaq National Market ("Nasdaq") up to 2,570,000 Subordinate Voting Shares and 475,000 Preferred Shares in total, being approximately 10% of the "public float" of each class of such shares, respectively. Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the 12 month period ending June 6, 2009 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which FirstService will pay for any such shares will be the market price at the time of acquisition. The actual number of Subordinate Voting Shares and/or Preferred Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of FirstService. Daily purchases under the NCIB will be limited to 20,760 Subordinate Voting Shares and 2,833 Preferred Shares, respectively, other than block purchase exceptions. All shares purchased by FirstService under the NCIB will be cancelled.

As of June 4, 2008, there were 28,828,893 Subordinate Voting Shares, 1,325,694 multiple voting shares and 5,979,074 Preferred Shares of FirstService outstanding.

FirstService believes that the Subordinate Voting Shares and the Preferred Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of FirstService and its future business prospects. As a result, depending upon future price movements and other factors, FirstService believes that the Subordinate Voting Shares and Preferred Shares may represent an attractive investment to FirstService. Furthermore, purchases of Subordinate Voting Shares are expected to benefit all persons who continue to hold Subordinate Voting Shares by increasing their equity interest in FirstService.

During the preceding twelve month period ended June 4, 2008, FirstService purchased for cancellation an aggregate of 283,700 Subordinate Voting Shares at an average price of C$19.34 per share and nil Preferred Shares through the facilities of the TSX and Nasdaq.

ABOUT FIRSTSERVICE

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with over US$1.6 billion in annualized revenues and more than 17,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as "could", "expects", "expectations", "may", "anticipates", "believes", "intends", "estimates" and "plans" (and similar expressions) and constitute "forward-looking statements" within the meaning of applicable securities law. These statements are based on FirstService's current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService's actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500